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                          [PlaceWare, Inc. Letterhead]

April 20, 2001

Via Edgar and Regular Mail

Tony Stanco
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC  20549

Re:  PlaceWare, Inc.
     Commission File No. 333-31678 Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, together with all exhibits and amendments thereto, Commission File No. 333-31678 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on March 3, 2000.

Pursuant to the Registration Statement, the Registrant proposed to register certain shares of its Common Stock, $0.001 par value per share (the "Shares"), for issuance to the public with a proposed maximum offering price of $56,350,000. The Registrant believes that terms obtainable in the marketplace at this time are not sufficiently attractive to warrant proceeding with the sale of the Shares. The offering of the Shares would be a discretionary financing for the Registrant, and the Registrant does not believe that completing a discretionary financing on unfavorable terms would be in the best interests of the Registrant and its stockholders. No securities have been sold under the Registration Statement and all activity in pursuit of the offering has been discontinued.

Accordingly, we request an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

If you have any questions regarding the foregoing application for withdrawal, please contact James F. Fulton of Cooley Godward LLP, legal counsel to the Registrant in connection with the Registration Statement, at (650) 843-5103.

                                       Sincerely,

                                       PlaceWare, Inc.

                                      /s/ Barry James Folsom

                                      Barry James Folsom
                                      President and Chief Executive Officer

Cc:  Dara Fierro - The Nasdaq-Amex Market Group
     Kevin R. Evans
     James F. Fulton, Esq.